BE GOOD. ENJOY RESPONSIBLY.

goodwood.beer

MADE IN
LOUISVILLE, KY

goodwood

TOUCHED BY WOOD.
BREWED WITH LIMESTONE WATER.

GOODWOOD

LOUISVILLE, KY
BREWERY & TAPROOM

- 30 BL Brewery
- Bottling, Canning & Draft
- Barrel Aged Program
- Taproom & Restaurant

FRANKFORT, KY
BREWERY & RESTAURANT

- 5 BL Brewery
- Draft & Barrel Aged Program
- Taproom & Restaurant

JEFFERSONVILLE, IN
R&D, RESTAURANT & MUSIC

- Brewhouse & Live Music Hall
- R&D 1 BL Brewing System
- Restaurant
- Music venue
- Event room
- License to serve on the Riverfront


LOUISVILLE LAGER
BOURBON BARREL STOUT
SPRUCE TIP IPA
HEMP GOSE ALE
WALNUT BROWN ALE
IPA
EL GOZADOR
BOURBON BARREL ALE
goodwood

The Path Forward

- TAPROOMS: FRANKFORT, LOUISVILLE & JEFFERSONVILLE
  - Exceptional margins
  - Excellent brand building and exposure
  - On premise and retail sales

- SPIRITS
  - Our bourbon has been extremely successful.
  - We are distributing in TN and KY presently.
  - We will be opening IN, SC, MN, KS, OK, TX, IL & FL in 2020.
  - The founder and CEO of Bardstown Bourbon Co believes we are positioned perfectly. Finished bourbon is the hottest growth genre and our finished bourbon & barrel aged beers are synergistic for our brand.

- Expand Distribution – We continue to expand our existing territories as well as opening new states. Partnering with the right distributors is key.
  - Re-opened NC and OH with new distributors. Both states are doing well
  - Will open IL in Q1 2020 as Drakes is opening a location in East St Louis, IL. We are interviewing with two national beer, wine & spirits distributors with whom we already have a relationship.

- Continue to target large chain on and off premise accounts.

- Increased Louisville, Kentucky and Indiana presence
  - SB11 Events
  - Sales force in Louisville & Kentucky
  - Frankfort Brewpub
  - Jeffersonville, IN Brewpub

GOODWOOD DISTRIBUTION



Current Beer Distribution

Current Beer & Spirits Distribution

GOODWOOD DISTRIBUTION 2020


Current Beer Distribution
Beer & Spirits Distribution
2020 Beer Distribution Expansion

SPIRITS

Bourbon finished in Goodwood beer barrels

- Stout, Walnut Brown and Brandy Honey Ale barrels

Rye finished in Goodwood beer barrels

- Stout, Walnut Brown and Brandy Honey Ale barrels

Gin

- Medium botanicals with spruce tips.

Vodka

- 6x Distilled from Corn. Gluten free.


goodwood
BREWING CO.
LOU. KY
STOUT BARREL FINISH
KENTUCKY STRAIGHT BOURBON WHISKEY
FINISHED IN STOUT BARRELS
750 ml
90 proof
45% alc/vol


goodwood

Spirits

- Craft spirits growth outpaced craft beer in 2018, led by whiskey/bourbon
  - 13% Craft spirits growth. Bourbon is the fastest growing spirits category by volume. Kentucky bourbon dominates this segment.
  - 5% Craft beer growth
- Premiumization and on-premise sales led the spirits category growth
- Goodwood 12 YO Stout Bourbon and both 5 YO expressions sold out before it left the distillery.
- Two collaborations with the Bardstown Bourbon Co were extremely successful.


IT'S A DAMN GOOD ONE
...works in a way that barrel finishes sometimes don't
Esquire
THE 29 BEST BOTTLES OF BOOZE IN 2019
BARDSTOWN

Goodwood Advantage

- Access to used beer barrels
- Access to spirits
  - Direct from distilleries
  - Brokers
- Goodwood received our TTB Wholesale Permit
- Margins ~60%
- Taproom Sales
  - Can sell packaged product direct to the public, making 80% margin
- Bourbon, Gin, Rum, Vodka, Agave
- Distribution already in place for spirits in KY, TN
- Will be opening in non-control states first (FL, SC, IN, MN, KS, OK, IL)

Louisville "NuLu" Taproom


Photo by John Wurth
HatchCreative.net










MADE IN
LOUISVILLE, KY
goodwood
TOUCHED BY WOOD

goodwood



NuLu Taproom



- Goodwood has become a music hub and popular tour stop
- Goodwood recently added a commercial kitchen.
- Clay & Main apartments Phase I is open. 220 units once fully opened
- Marriott AC Hotel in NuLu (727 East Market St) opened May 1st
- Construction on luxury apartments at Preston & Main has begun.
  - https://www.courier-journal.com/story/news/local/2017/10/11/nulu-apartments-planned-near-louisville-slugger-field/751677001/
- Large complexes under way
  - https://www.bizjournals.com/louisville/news/2019/03/26/nulu-marketplace-new-details-emerge-on-development.html
- Additional apartments were announced for Butchertown

goodwood

Taproom Margins vs Distribution Margins

	Margin when sold to a Distributor	Margin when sold from our Tap Room or SB11 Event
Barrel Aged – ½ BL Keg	25% or $31.50 / Keg	86% or $530 / Keg
Barrel Aged – Case	40% or $14.33 / Case	64% or $38.50 / Case
Touched by Wood – ½ BL Keg	25% or $21.86 / Keg	87% or $431 / Keg
Touched by Wood - Case	31% or $5.82 / Case	46% or $11.06 / Case


goodwood

Taproom Expansion


120'
Overhead
Overhead
Entrance
Window
Storage
Breaker Boxes
5'
Security / Fire Systems
16'
Bench Seating
Entrance
23'
Booth Seating
9'
Stage
Bench Seating
Elevator
13'
10'
Existing footprint
Entrance
30'
8'
ADA RR
HVAC / Ice
25'
14'
Draft beer and Bourbon Bar
7'
RR
20'
Finish Plumbing
20'
Stairs
Fire door to Brewery
Finish Plumbing
15'
14'
Red Tree Warehouse

Taproom Financial Impact

2018 Taproom Sales

- **$220,000 / Year**

2019 Louisville Taproom Sales w/ Foodservice

- **$440,000 January thru November**

2019 Frankfort Taproom Sales

- **$620,000 August thru November**

FRANKFORT










Back Deck



goodwood

Goodwood – Frankfort, KY

- 5 BL Brewhouse
- Full Restaurant
- Sports bar feel
- Large deck with great views
- Live Entertainment
- Lower Level (Phase 2)
  – Games
  – Bar
- Partner with nearby distilleries

goodwood

W. Main St



Kentucky River

goodwood

Goodwood – Frankfort, KY

- Historic building in Kentucky's capital city
- Close to Buffalo Trace, Four Roses, Castle & Key and Woodford
- 250,000 Bourbon tourists to Frankfort Annually.
- Most Frankfort residents go to Lexington, Georgetown or Louisville for night life due to lack of local options.
- KY requires 250 gallons of beer annually produced on site to self distribute. Small 5 BL system can be utilized for specialty production and we can self distribute from our Louisville production brewery.
  - Frankfort specialty products will be sold in Frankfort, Louisville and keg distribution

Frankfort Projects to Complete

BREWERY SYSTEM

- Plumb Chiller to Fermenters
- Plumb Brewery System
  - 3 Fermenters
  - Brite Tank
  - Mash Tun
  - Brew House
- Electric to Chiller
- Electric to Brewery System



LOWER LEVEL

- Game room in the lower level
- Music venue in the lower level
- Bathroom
- Emergency exit

JEFFERSONVILLE, IN


goodwood
BREWHOUSE & LIVE ROOM

goodwood


goodwood
BREWHOUSE & LIVE ROOM
134



Jeffersonville, IN


Kitchen
1500.00 sq ft
Dining Room
1499.94 sq ft

Level 1
Kitchen, Dining & Brewhouse


Dining Room
1127.09 sq ft
Bathroom
195.55 sq ft
Bathroom
195.61 sq ft
Bar
568.78 sq ft
Patio Dining
535.97 sq ft
Dining Room
1499.94 sq ft
Patio Dining
671.19 sq ft

Level 2
Stage, Game Room, Deck

Level 3
Event Space


Dining Room
1496.65 sq ft
Patio
408.13 sq ft

Ground Level









Kitchen
1500.00 sq ft
Bathroom
5.67 sq ft
Bathroom
5.67 sq ft
Dining Room
1499.94 sq ft
Patio Dining
927.86 sq ft





Level 2: Music & Bar & Game Room




Dining Room
1127.09 sq ft
Bathroom
195.55 sq ft
Bathroom
195.61 sq ft
Bar
568.78 sq ft
Patio Dining
535.97 sq ft
Dining Room
1499.94 sq ft
Patio Dining
671.19 sq ft











Level 3: Event Space, Private Parties, Office


OFFICE
Dining Room
1496.65 sq ft
Patio
408.13 sq ft
EMPLOYEE AREA





INVESTMENT OPPORTUNITY

goodwood

INVESTMENT OPPORTUNITY

There is an opportunity for well marketed craft breweries to grow to regional or national prominence. Opportunities exist for growth thru existing market penetration, expanded distribution, and strategic acquisitions.

Goodwood's unique product portfolio being "Touched by Wood, Brewed with Limestone Water™" have enabled us to continue to successfully open new markets despite a highly competitive environment.

The completion of the Main St. taproom expansion, Frankfort Brewpub, and Spirits will position Goodwood as a premier craft brewery & distillery

It is my intention to create a company that will pay dividends to investors while increasing share value. There will be significant M&A activity in craft, and we want to position Goodwood accordingly.

INVESTMENT OPPORTUNITY

- Raise $50,000 - $1,000,000
- Capital will be applied as follows:
  - Main St. Taproom bathroom & draft system completion
  - Frankfort, KY Brewpub completion
  - Jeffersonville, IN Brewpub opening
  - Spirits production and distribution